FLAMEMASTER CORPORATION
                                11120 Sherman Way
                              Sun Valley, CA 91352
                               Phone -818-982-1650
                          IRS Employer ID - 95-2018730
                          Commission File No. - 0-2712



April 5, 2005



Mr. Rufas Decker
Accounting Branch Chief
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-0510

              RE: FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

Dear Mr. Decker,

In reply to your comment letter dated February 7, 2005, below please find our responses to your requests. Please let me know if additional information and/or explanation are needed. We are also looking forward to working with you to ascertain that we are incompliance with the applicable disclosure requirements of our filing.

     1. We will re-file the Form 10-KSB for fiscal year ended September 30, 2004 of the Flamemaster Corporation as you recommended. All revisions stated herein will also be included in our future filings.

     2. Item 307-Controls and Procedures and Item 308-Internal Control Over Financial Reporting will be added to the amended 10KSB as Item 8A as follows:

          Item 8a
          Controls and Procedures
          An evaluation was performed under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, Joseph Mazin, of the effectiveness of the design and operation of the Company's disclosure controls and procedures within 90 days before the filing date of this report. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subject to their evaluation.

Mr. Rufas Decker
April 5, 2005
Page 2 of 11

          The nature of the business and the size of the Company have prevented the Company from being able to employ sufficient resources to enable it to have an adequate segregation of duties within its internal control system. This condition is considered a reportable condition and has been discussed with the audit committee. The Company will continue to monitor and assess the costs and benefits of additional staffing in the accounting area.


     Item 5. Market for Registrant's Common Equity and Related Shareholder
     ---------------------------------------------------------------------
     Matters. Page 6
     ---------------

     3. Our ticker symbol has temporarily changed from "FAME" to "FAMEC" pending merger partner qualifying for NASDAQ listing. We will revise our ticker symbol to FAMEC on our amended 10-KSB.

     4. Below is the adjusted High/Low Bid table to retroactively reflect for all stock splits, including those occurred after the close of the period but before the issuance of the financial statements. We will provide the proper disclosure to indicate that these stock splits have been reflected in the table in our amended 10-KSB.



                                             Low Bid              High Bid
                                            ----------           ----------
          October-December 2003             $ 50.93 **           $ 62.58 **
          January-March 2004                $ 40.00 **           $ 54.22 **
          April-June 2004                   $ 32.20  *           $ 51.00  *
          July-September 2004               $ 29.20  *           $ 40.60  *


          October-December 2002             $ 54.49 **           $ 67.73 **
          January-March 2003                $ 54.84 **           $ 58.22 **
          April-June 2003                   $ 55.47 **           $ 62.22 **
          July-September 2003               $ 54.31 **           $ 61.78 **

               * Adjusted to reflect 1 for 10 stock split effective October 26,
                 2004.
              ** Adjusted to reflect 9 for 8 stock split effective May 7, 2004 and 1 for 10 stock split effective October 26, 2004.

Mr. Rufas Decker
April 5, 2005
Page 3 of 11

     Management's Discussion and Analysis
     ------------------------------------

     Financial Condition and Liquidity, page 7
     -----------------------------------------

     5. In reply to your comment, management feels that the Company has sufficient liquidity to meet any future requirements or to cope with any unforeseen events or uncertainties over the next 12-month period. Management does not know of any material event that would have a material impact on either short-term or long-term liquidity, other than the proposed merger with The Best Group.

     Subsequent to Year End, page 8
     ------------------------------

     6. The title of this section will be revised to "Subsequent to Fiscal 2003" in our amended 10-KSB.


     Financial Statement Schedules, page 11
     --------------------------------------

     7. We erroneously listed Schedule II as a financial statement schedule. We are no longer required to submit this schedule. We will omit it from the table of contents in our amended 10-KSB. However, we will add the disclosure of Allowance of Doubtful Accounts to Item 6 - Management's discussion and analysis of financial condition and results of operations as follows:

          ALLOWANCE FOR DOUBTFUL ACCOUNTS:

          The Company evaluates the collectibility of its accounts receivable and provides an allowance for estimated losses that may result from customers' inability to pay. Historically, bad debt experience has been very minimal and the reserve amount has been consistent with prior years. If the estimates are not correct, we might have to write off accounts receivable in excess of the bad debt reserve, which would be charged against earnings.

Exhibits, page 11
-----------------

     8. The Statement regarding Computation of Per Share Earnings will be labeled "EXHIBIT 11" in our amended 10KSB.

Statement of Income Page 15
---------------------------

     9. The computations of basic and diluted earnings per share have been revised to the amended 10KSB. Please see attached updated financial statements.

Mr. Rufas Decker
April 5, 2005
Page 4 of 11

     10. Net Sales were listed as a separate item to Gross Revenues, which included royalties, interest and other income as a separate line item. However, income from operations includes interest and other income, which income and cash resources were used to finance operating activities, including sales. No interest expense was booked to offset the funding.

     11. Royalties are paid on only one series of products derived from a Permapol Polymer. We buy the raw material from the same supplier that we pay the royalty to. The raw material may be used for products that are made for samples, or products we submit for testing and qualifications, which amounts could be significant. For supplier audit purposes, it is more appropriate and efficient to address the royalties paid as a separate line item. When we are audited by some of our major customers, such as Lockheed, booking royalties as a separate line item makes it easier for them to identify it.

Statement of Comprehensive Income, page 16
------------------------------------------

     12. We inadvertently left out the reclassification adjustment amount. The amended 10KSB will be revised to reflect reclassification adjustments. Please see attached updated financial statements.

Statement of Shareholders Equity, page 17
-----------------------------------------

     13. The Flamemaster Corporation classified and recorded this May 2004 stock transaction as a 9 for 8 stock split.

     14. The one for ten reverse stock splits, which was effective on October 29, 2004 are adjusted retroactively in the balance sheet for all periods presented in the amended 10 KSB. It also includes the appropriate cross-referenced notes and explanations to such retroactive treatment as well as the date the change became effective. Please see attached updated financial statements. However, the seven for one stock split, which was effective on January 7, 2005 will not be reflected retroactively in the balance sheet because it occurred after the issuance of the financial statements.

     15. The basic and diluted EPS are adjusted in the amended 10KSB retroactively for all periods presented to reflect the one for ten reverse stock splits. However, the seven for one stock split, which was effective on January 7, 2005 will not be reflected retroactively in the balance sheet because it occurred after the issuance of the financial statements.

     16. The item "Marketable Security Allow, Divestiture" was inadvertently titled and is removed from the amended 10KSB. Please see attached updated financial statements.

Mr. Rufas Decker
April 5, 2005
Page 5 of 11

Statement of Cash Flows, page 18
--------------------------------

     17. The amended 10KSB will report and disclose the issuance of preferred restricted stock in the notes conversion as well as the conversion of the preferred stock into common stock as a non-cash investing and financing activities.

     18. The financial statements were revised to agree the cash dividends amounts from cash flows from financing activities to statement of shareholders' equity. Please see attached updated financial statements.

     19. Notes Receivable consisted of a promissory note issued to a regular employee, (not an officer or director or related to any officer or director), for a loan and to a customer for past due sales invoices. Therefore, the changes of these amounts are classified as cash flows from operating activities.

Note A - Summary of Significant Accounting Policies, page 19
------------------------------------------------------------
General
-------

     20. The 12.5% or 9 for 8 stock splits, which was effective on May, 2004 and the one for ten reverse stock splits, which was effective on October 29, 2004 will be adjusted retroactively in the balance sheet for all periods presented in the amended 10 KSB. It will also include the appropriate cross-referenced notes and explanations to such retroactive treatment as well as the date the change became effective. However, the seven for one stock split, which was effective on January 7, 2005 will not be reflected retroactively in the financial statements because it occurred after the issuance of the financial statements.

     21. As part of Cost of Goods Sold line item we include Manufacturing Cost, which consists of, direct labor (payroll), raw materials, shipping materials, finished goods, and outside production. We also include as Cost of Goods Sold line item Factory Overhead expenses such as temporary labor, factory payroll taxes, factory workers compensation insurance, freight inbound from our suppliers, factory portion of the rent based on square footage, factory portion of property taxes, factory portion of utilities, factory depreciation, Uniforms, factory repair & maintenance of machinery, small tools purchased for factory use, non-inventory shipping supplies such as dry ice, factory auto expense, factory travel expense, all licenses & permits that are required by governing agencies over shipping and manufacturing, other outside services such as fire alarm agencies, dues & subscriptions pertaining to the factory , and other miscellaneous charges such as periodic medical testing. Purchasing and receiving are done by factory employees and become part of factory labor cost. We do not have any inspection costs, warehousing costs or internal transfer costs due to the small size of our business.

Mr. Rufas Decker
April 5, 2005
Page 6 of 11

The types of expenses we include in the selling and administrative expenses line item are as follows:

Selling Expense                                      Administrative Expenses
---------------                                      -----------------------
Temporary Labor                                      Temporary Labor
Sales Salaries                                       G & A Salaries
Salesmen commission                                  Payroll Taxes
Payroll Taxes associated with sales employees        Workers Comp Ins.
Workers Comp. Insurance for sales employ             Group Insurance
Sales Dept. portion of building rent                 Employee Benefits
Sales Dept. portion of prop. Tax                     Profit Sharing
Sales Dept. portion of Utilities                     Building rent
Depreciation of sales equipment                      Property Taxes
Office supplies                                      Utilities
Repairs & Maintenance                                Insurance
Advertising                                          Depreciation
Freight Out                                          Office Supplies
Samples                                              Repairs & Maintenance
Auto Expense                                         Auto Expense
Travel Expense                                       Travel Expense
Business Promotion                                   Business Promotion
Consulting fee                                       Consulting Fee
Sales Portion of Telephone, Fax, Net                 Telephone, Fax, Internet
License & Permit                                     License & Permits
Postage                                              Postage
Dues & Subscription                                  Legal & Audit
Miscellaneous                                        Other Outside Services
                                                     Director Fees
                                                     Xmas Expense
                                                     Shareholder Expense
                                                     Dues & Subscriptions
                                                     Donations & Contributions
                                                     Miscellaneous

     All our distributors are independent and are also our customers. They take responsibility and ownership of the material shipped to them with no recourse of returning material that they do not sell.

     22. We send most of our shipments collect to the customers, however, in the case of a government shipment Flamemaster pays for the freight. These charges are recorded as a sales expense, freight out. If the customer requests the freight charge to be added to his invoice, this reduces our freight out expense. We ship by outside common carrier, Federal Express, United Parcel, etc. Only the actual cost of shipping is recorded.

Mr. Rufas Decker
April 5, 2005
Page 7 of 11

     23. There are two items accounted under Other Investment - Investment in Cyberhotline, and Investment in StarBiz Corporation. Investment in Cyberhotline represents an interest-bearing note of $25,000. StarBiz Corporation was Flamemaster's investment and management service affiliate. This investment was $303,713.

Revenue Recognition, page 19
----------------------------

     24. Most of our products are sold as FOB Origin, and we bill when the item is picked up by a common carrier. Our customers either choose the freight company or provide their own customer pick-up.

          We operate an industry that requires third party accreditation; therefore, our products are inspected and approved both by our own laboratory and an outside testing facility, Performance Review Institute (PRI). PRI provides our company with National Accreditation (NADCAP). However many of our products do have a limited shelf life and some of our government customers do buy our sealants and warehouse them. On some occasions they do not rotate their stock properly and upon testing several months later might require a fresh replacement, but this is an insignificant amount to our overall government sales. Because of the stringent testing of our material that is done before it is shipped, the title passes from us to our customer upon shipment of material. Because of the critical nature of our material and its relative short shelf life, many of our customers keep a large supply of our material available. Of course, if an error does occur, the customer may return the material after our laboratory check the retains (samples of the shipped material) that are held here and upon the approval of our sales department.

     25. Sales are always recorded at the time the products are shipped, and title passes to our customers at the same time.

Stock Based Compensation, page 19
---------------------------------

     26. Note G includes the disclosures specified in paragraph 45 through 47 of SFAS 123. Please note these granted options have not been exercised since granted date, April 2000 and have a five-year term expiring April of this year.

Note F - Commitments and Contingencies, page 21
-----------------------------------------------

     27. We will include that the lease payments are subjected to an annual flat rate increase of 3.5% and do not depend on any existing index or rate.

Mr. Rufas Decker
April 5, 2005
Page 8 of 11

Note I - Income per Common Share, page 23
-----------------------------------------

     28. There were no securities that could potentially dilute basic EPS that are not included in the computation of diluted for the periods presented.

Note L - Sales Information and Major Customers, page 24
-------------------------------------------------------

     29. During the fiscal year ended September 30, 2004, an agency (General Services Administration) of the United States Government accounted for $1,114,386 (22.47%) of sales as compared to $1,504,442 (31.37%) in
          2003. There were three other major customers in 2004 that accounted for $1,157,652 (23.34%), $537,321 (10.83%), and $496,325 (10.01%) of
          sales. No other single customer accounted for 10% or more of sales. For confidentially, we do not disclose the names of our commercial customers.

Note N - Long Term Debt (Prior Years) page 25
---------------------------------------------

     30. The spin-off of Starbiz was accounted for as a property dividend to the shareholders of Flamemaster based on the guidance of APB 29, paragraph 23. This paragraph calls for Nonreciprocal Transfers to Owners for the distribution of non-monetary assets in a spin-off to be based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the non-monetary asset. It was determined, at the time of the dividend that no impairment of value existed. As such, the dividend was recorded as a reduction in Other Investments, and a corresponding reduction in Additional Paid In Capital and Retained Earnings.

          The operations of Starbiz were not reported as discontinued operations in accordance with SFAS 144 due to the nature of the entity. Starbiz was a separate Corporation set up to hold investments in equity securities previously held by Flamemaster. This was organized so as to provide protection for corporate assets, minimize exposure to risks associated with the chemical operation, as well as to facilitate the ultimate spin-off. Management believed this spin-off to be necessary in order to avoid contentions by the Internal Revenue Service that Flamemaster was accumulating excess earnings.

          According to paragraph 5, SFAS 144 does not apply to investments in equity securities accounted for under the cost or equity method. For this reason, the Starbiz operations were not reported as discontinued operations.

     31. The redemptions of Notes on June 26, 2003 and November 11, 2003 were accounted for as exchanges of substantially similar debt instruments with no reporting of gain or loss. This is in keeping with the provisions of EITF 96-19 which indicate that if cash flows are not substantially different after the

Mr. Rufas Decker
April 5, 2005
Page 9 of 11

          conversion from one debt instrument to another, no gain or loss must be recognized.

          In the first paragraph of page 888A, it is established that in any exchange of debt instruments whose discounted cash flows are less than 10% different, the debt instruments are not considered to be substantially different, and thus no gain or loss must be reported. In each of the referenced debt exchanges, the effect of the change in interest rate, along with the change in maturity date, and the costs of conversion, resulted in a discounted cash flow improvement of less than 10.00%. Falling under this threshold, these exchanges of debt instruments are not required to be reported under the provisions of Paragraph 16 of FAS 125.

Note O - Subsequent Events, page 27
-----------------------------------

     32. The transaction with Best Group is proceeding. The consideration to be received by Flamemaster's shareholders is a 10% equity interest in Best and the distribution of the current Flamemaster operations, upon closing, to the shareholders of Flamemaster prior to the merger. The new corporation, comprising of the current Flamemaster operations, will become non-reporting. Our last certification from our transfer agent shows 96 record-holders, and therefore, when the current operations are spun-off, we will become a non-reporting corporation. (See copy of certification from Registrar & Transfer).

          The parties intend that the exchange qualify as a tax-free exchange under Section 351 of the Code, as amended, and the parties will take the position for all purposes that the exchange shall qualify under such Section.

Exhibit 11
----------

     33. The earnings per share calculations will be presented in the amended 10-KSB as follows:

Mr. Rufas Decker
April 5, 2005
Page 10 of 11

BASIC
-----
Income from Operations                                             $ 504,452
Preferred Dividends                                                   (4,788)
                                                                   ---------
   Income Available To Common Shareholders                         $ 499,664
                                                                   ---------

Weighted Average Shares Outstanding
Common Stock - Average Outstanding                    165,627
Common Stock Options                                      --
                                                    ---------
   Weighted Average Shares Outstanding                165,627
                                                    ---------
Basic Earnings per Share                                           $    3.02
                                                                   =========

DILUTED
-------
Income Available to Common Shareholders                            $ 499,664
Preferred Dividends                                                    4,788
Interest from Convertible Notes, Net of Taxes                          4,388
                                                                   ---------
   Diluted Income                                                  $ 508,840
                                                                   ---------

Net Weighted Shares Outstanding
Common Stock - Average Outstanding                    165,627
Preferred Stock                                         2,770
Convertible Notes                                         --
                                                    ---------
   Net Weighted Shares Outstanding                    168,397
                                                    ---------

                                                                   ---------
Diluted Earnings per Share                                         $    3.02
                                                                   =========



Exhibit 31
----------

     34.  A revised Exhibit 31 will be included in the amended Form 10KSB.

The Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in our filings;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Rufas Decker
April 5, 2005
Page 11 of 11

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed:

Joseph Mazin,
President, CEO, CFO

                           THE FLAMEMASTER CORPORATION
                                  BALANCE SHEET
                               SEPTEMBER 30, 2004

                                                                      2004
                                                                   ----------
ASSETS
------

CURRENT ASSETS:

    Cash and Cash Equivalents                                      $2,106,792
    Marketable Securities (Note C)                                     74,009
    Accounts Receivable, less Allowance
        For Doubtful Accounts of $5,000 in 2004                       691,395
    Inventories (Note D)                                            1,034,287
    Prepaid Expenses and Other Assets                                  53,300
    Notes Receivable                                                    7,853
    Deferred Income Taxes (Note J)                                     40,130
    Other Investments                                                 328,713
                                                                   ----------
    TOTAL CURRENT ASSETS                                            4,336,479
                                                                   ----------

EQUIPMENT AND IMPROVEMENTS, at cost
    Machinery and Equipment                                           753,156
    Furniture and Fixtures                                            149,325
    Laboratory Equipment                                               82,745
    Leasehold Improvements                                            135,375
    Transportation Equipment                                           20,036
                                                                   ----------
                                                                    1,140,637

    Less Accumulated Depreciation                                    (993,621)
                                                                   ----------
    NET EQUIPMENT AND IMPROVEMENTS                                    147,016
                                                                   ----------

PRC LICENSE AGREEMENTS, net of
    Accumulated Amortization of
    $172,357 in 2004 (Note E)                                             --
                                                                   ----------

TOTAL ASSETS                                                       $4,483,495
                                                                   ==========

                 See accompanying notes to financial statements.

                            THE FLAMEMASTER CORPORATION
                                   BALANCE SHEET
                                SEPTEMBER 30, 2004

                                                                      2004
                                                                   ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:

    Accounts Payable                                               $  203,455
    Accrued Expenses                                                   45,346
    Income Taxes Payable                                               23,737
    Deferred Tax Liability (Note J)                                    47,478
                                                                   ----------
    TOTAL CURRENT LIABILITIES                                         320,016
                                                                   ----------
TOTAL LIABILITIES                                                     320,016
                                                                   ----------

COMMITMENTS AND CONTINGENCIES (Note E, F and H)

SHAREHOLDERS' EQUITY (Notes A and G):

    Common Stock, par value $.001 per share, authorized
       6,000,000 shares; issued and outstanding
       1,793,798 shares in 2004.                                       17,938
    Additional Paid-In Capital                                      3,746,161
    Retained Earnings                                                 392,591
    Allowance For Marketable Securities                                 6,789
                                                                   ----------

TOTAL SHAREHOLDERS' EQUITY                                          4,163,479
                                                                   ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $4,483,495
                                                                   ==========

                 See accompanying notes to financial statements.

                           THE FLAMEMASTER CORPORATION
                               STATEMENT OF INCOME
                 FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

                                                       2004            2003
                                                   -----------     ----------

NET SALES (Note L)                                 $ 4,959,929     $4,769,094
ROYALTIES                                                1,450          2,935
INTEREST AND OTHER INCOME                               74,418        325,823
                                                   -----------     ----------
                                                     5,035,797      5,097,852
                                                   -----------     ----------
COSTS AND EXPENSES:
       Cost of Goods Sold                            2,618,751      2,579,394
       Selling and Administrative                    1,111,737      1,079,928
       Laboratory Costs                                427,096        408,725
       Royalties, Interest and Other                    62,269        126,465
                                                   -----------     ----------
                                                     4,219,853      4,194,512
                                                   -----------     ----------

INCOME FROM OPERATIONS
       BEFORE INCOME TAXES                             815,944        903,340

PROVISION FOR INCOME TAXES                             311,492        364,821
                                                   -----------     ----------
NET INCOME                                             504,452        538,519

       PREFERRED STOCK DIVIDENDS                        (4,788)        (5,745)
                                                   -----------     ----------
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS         499,664        532,774

       PREFERRED STOCK DIVIDENDS                         4,788          5,745

       INTEREST ON CONVERTIBLE NOTES, NET OF TAX         4,388         46,059

NET INCOME ATTRIBUTABLE TO COMMON STOCK
                                                   -----------     ----------
       AND ASSUMED CONVERSIONS                     $   508,840     $  584,578
                                                   ===========     ==========


                                                   -----------     ----------
NET INCOME PER SHARE, BASIC (Note I)               $      3.02*    $     3.39**
                                                   ===========     ==========

                                                   -----------     ----------
NET INCOME PER SHARE, DILUTED (Note I):            $      3.02*    $     3.13**
                                                   ===========     ==========

WEIGHTED AVERAGE SHARES OUTSTANDING                    165,627*       157,313**

WEIGHTED AVERAGE SHARES OUTSTANDING
       DILUTED                                         168,397*       187,024**

     *    Adjusted to reflect 1 for 10 stock split effective October 26, 2004.
     ** Adjusted to reflect 9 for 8 stock split effective May 7, 2004 and 1 for 10 stock split effective October 26, 2004.

                 See accompanying notes to financial statements.

                           THE FLAMEMASTER CORPORATION
                        STATEMENT OF COMPREHENSIVE INCOME
                 FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003



                                                       2004           2003
                                                   -----------     ----------

NET INCOME                                         $   504,452     $  538,519
CHANGE IN UNREALIZED GAIN/ (LOSSES)
    ON MARKETABLE SECURITIES, NET OF TAX                 6,789       (267,032)
RECLASSIFICATION ADJUSTMENT                             (9,516)       (97,566)
                                                   -----------     ----------
COMPREHENSIVE INCOME/(LOSS)                        $   501,725     $  173,921
                                                   ===========     ==========






























                 See accompanying notes to financial statements.

                           THE FLAMEMASTER CORPORATION
                        STATEMENT OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2004

                                                                                                              UNREALIZED
                                                                                  ADDITIONAL              GAIN/(LOSS) ON
                                  PREFERRED STOCK            COMMON STOCK          PAID-IN      RETAINED    MARKETABLE
                                SHARES       AMOUNT       SHARES       AMOUNT      CAPITAL      EARNINGS    SECURITIES     TOTAL
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, SEPTEMBER 30, 2002          --    $      --     1,407,710   $   14,077   $3,314,668   $2,259,256   $ (471,755)  $5,116,246

REDEMPTION OF COMMON STOCK
WITH CASH                                                  (25,230)        (255)     (84,486)     (73,708)         --      (158,449)

CASH DIVIDENDS ON COMMON
STOCK $.032 PER SHARE                                                                    --      (134,486)         --      (134,486)

PREFERRED STOCK ISSUED IN
NOTES CONVERSION                  41,038          410          --           --       741,590          --           --       742,000

CASH DIVIDENDS ON PREFFERED
STOCK $.56 PER SHARE                                                                     --        (5,745)         --        (5,745)

UNREALIZED GAIN/(LOSS) ON
SECURITIES, NET OF TAX                                                                                         204,723      204,723

NET INCOME                                                                                        538,519          --       538,519

BALANCE, SEPTEMBER 30, 2003       41,038          410    1,382,480       13,822    3,971,772    2,583,836     (267,032)   6,302,808
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

CONVERSION OF PREFERRED
STOCK                            (41,038)        (410)         --           --           410          --                        --

CALL/CONVERSION OF NOTES                                   235,391        2,354      911,146                                913,500

PROPERTY DIVIDENDS                                                                (1,085,715)  (2,437,171)               (3,522,886)

CASH DIVIDENDS FOR
FRACTIONAL SHARES                                                                                 (32,096)                  (32,096)

CASH DIVIDENDS ON PREFFERED
STOCK $.56 PER SHARE                                                                               (4,788)                   (4,788)

CASH DIVIDEND ON COMMON
STOCK $.032 PER SHARE                                                                             (44,423)                  (44,423)

CASH DIVIDEND ON COMMON
STOCK $.023 PER SHARE                                                                             (78,799)                  (78,799)

REDEMPTION OF COMMON STOCK
WITH CASH                                                  (25,682)        (254)     (51,452)     (96,404)                 (148,110)

STOCK SPLITS                                               201,609        2,016                    (2,016)                       --

UNREALIZED GAIN/(LOSS) ON
SECURITIES, NET OF TAX                                                                                         273,821      273,821

NET INCOME                                                                                        504,452                   504,452
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, SEPTEMBER 30, 2004          --    $      --     1,793,798   $   17,938   $3,746,161   $  392,591   $    6,789   $4,163,479
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

                 See accompanying notes to financial statements.

                           THE FLAMEMASTER CORPORATION
                             STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003


                                                           2004         2003
                                                        ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                              $  504,452   $  538,519
Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and Amortization                           69,300       56,543
    (Increase)/decrease in Accounts Receivable            (201,919)      44,215
    (Increase)/decrease in Inventories                     (30,047)      76,045
    (Increase)/decrease in Notes Receivable                 59,035      (66,888)
    (Increase)/decrease in Settlement Receivable               --            95
    (Increase)/decrease in Prepaid Expenses and
      Other Assets                                         (13,372)      (9,787)
    (Increase)/decrease in Deferred Income Tax
      Assets Due To Operations                              31,815      292,344
    Increase/(decrease) in Accounts Payable                 94,733      (56,675)
    Increase/(decrease) in Accrued Expenses                 22,632      (35,450)
    Increase/(decrease) in Income Taxes Payable              8,760       71,773
    Increase/(decrease) in Deferred Income Tax
      Liabilities Due To Operations                         10,185       15,723
                                                        ----------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                  555,574      926,457
                                                        ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of Property, Plant and Equipment              (6,483)     (33,899)
    (Increase)/decrease in Other Investments              (328,713)      46,287
    (Increase)/decrease in Investment Securities         3,497,511     (317,344)
                                                        ----------   ----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES      3,162,315     (304,956)
                                                        ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Minority Interest                                       (1,900)       1,900
    Increase/(decrease) in Notes Payable                       --      (787,100)
    Issurance/(repurchase) of Common Stock                (148,110)    (158,449)
    Issurance/(repurchase) of Preferred Restricted
      Stock                                                    --       742,000
    Property Dividends                                  (3,522,886)         --
    Dividends Paid for Fractional Shares                   (32,096)         --
    Dividends Paid for Common Stock                       (123,222)    (134,486)
    Dividends Paid for Preferred Stock                      (4,788)      (5,745)
                                                        ----------   ----------
NET CASH USED IN FINANCING ACTIVITIES                   (3,833,002)    (341,880)
                                                        ----------   ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      (115,113)     279,621

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR             2,221,905    1,942,284

                                                        ----------   ----------

CASH AND CASH EQUIVALENTS, END OF YEAR                  $2,106,792   $2,221,905
                                                        ==========   ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:
    Interest                                            $    7,314   $   76,765
                                                        ==========   ==========
    Income Taxes                                        $  279,000   $  281,000
                                                        ==========   ==========

                 See accompanying notes to financial statements.

     WE HEREBY CERTIFY that the following is a true and correct list of the holders of:

                                 COMMON stock of

                             FLAMEMASTER CORPORATION


with their names and addresses and the number of shares held by each, as shown by the records in this office as of the close of business on February 18, 2005



Shares Issued and                           Number of

Outstanding:  2,149,658                     Holders: 96


                                            Registrar and Transfer Company
                                                    TRANSFER AGENT


                                            By: /s/ Michel Lasichak
                                                ------------------------------
                                                    (Authorized Officer)